NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on December 03, 2024, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on November 22, 2024 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The merger agreement between ARC Document Solutions, Inc. and TechPrint Merger Sub, Inc., a wholly-owned subsidiary of TechPrint Holdings, LLC, which are are affiliates of Kumarakulasingam Suriyakumar, Chairman and Chief Executive Officer of ARC, Dilantha Wijesuriya, President and Chief Operating Officer of ARC, Jorge Avalos, Chief Financial Officer of ARC, Rahul Roy, Chief Technology Officer of ARC, Sujeewa Sean Pathiratne, a private stockholder of ARC, the Suriyakumar Family Trust, the Shiyulli Suriyakumar 2013 Irrevocable Trust and the Seiyonne Suriyakumar 2013 Irrevocable Trust became effective before market open on November 22, 2024. Each share of ARC Document Solutions, Inc. Common Stock was converted into USD 3.40 in cash. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on November 22, 2024.